UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934


Perceptron, Inc.
(Name of Issuer)

Common stock, $.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

Melissa Dehn
2700 NE Andresen Road, Suite D25
Vancouver, WA  98661
(360) 737-4145
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 3, 2010
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 71361F100	SCHEDULE 13D	Page 2 of 6



 1   Name of Reporting Person   Eliot Rose Asset Management,
LLC
     IRS Identification No. of Above Person   04-3649045
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [
]
                                                        (b) [
]


 3   SEC USE ONLY



 4   Source of Funds
WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [
]


 6   Citizenship or Place of Organization
     Rhode Island

     NUMBER OF         7   Sole Voting Power           899,252
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      899,252
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     8969,252

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     10.0

14   Type of Reporting Person
     IA



CUSIP No. 71361F100	SCHEDULE 13D	Page 3 of 6



 1   Name of Reporting Person   Gary S. Siperstein
     IRS Identification No. of Above Person
     (entities only)

 2   Check the Appropriate Box if a Member of a Group*  (a) [
]
                                                        (b) [
]


 3   SEC USE ONLY



 4   Source of Funds
WC

 5   Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [
]


 6   Citizenship or Place of Organization
     Rhode Island

     NUMBER OF         7   Sole Voting Power           899,252
     SHARES
     BENEFICIALLY      8   Shared Voting Power         -0-
     OWNED BY EACH
     REPORTING         9   Sole Dispositive Power      899,252
     PERSON
     WITH             10   Shared Dispositive Power    -0-

11   Aggregate Amount Beneficially Owned by Each Reporting
Person
     8969,252

12   Check Box if the Aggregate Amount in Row 11 Excludes
Certain Shares
     [ ]

13   Percent of Class Represented by Amount in Row 11
     10.0

14   Type of Reporting Person
     IN



CUSIP No. 71361F100	SCHEDULE 13D	Page 4 of 6


Item 1.   Security and Issuer

This Schedule 13D ("Schedule") relates to shares of Common stock, $.01 par value (the "Common Stock"), of Perceptron,
Inc. (the "Issuer"). The principal executive office of the Issuer is 47827 Halyard Drive, Plymouth, MI 48170-2461.

Item 2.   Identity and Background

This Schedule is filed on behalf of Eliot Rose Asset
Management, LLC and Gary S. Siperstein, whose principal business office address is 1000 Chapel View Blvd., Suite 240,
Cranston, RI  02920.

Eliot Rose Asset Management, LLC is an investment advisor registered as such with the SEC and in various states. Eliot
Rose Asset Management, LLC's managing member and majority owner is Gary S. Siperstein.

Neither Eliot Rose Asset Management, LLC, or Gary S.
Siperstein have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Eliot Rose Asset Management, LLC or Gary S. Siperstein, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Eliot Rose Asset Management, LLC is a Rhode Island limited liability company, and Gary S. Siperstein is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

Funds for the purchases of Common Stock were obtained from the working capital of various accounts managed by Eliot Rose
Asset Management, LLC.

Item 4.   Purpose of Transaction.

The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Eliot Rose Asset Management, LLC may acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.



CUSIP No. 71361F100	SCHEDULE 13D	Page 5 of 6



Item 5.   Interest in Securities of the Issuer

(a),(b) Reference is made hereby to Items 7-11 and 13 of page two (2) and three (3) of this Schedule, which Items are
          incorporated by reference herein.

(c) Rose Asset Management, LLC acquired the following stock
          in the last sixty days, as part of its regular investment activities using FINRA registered broker-dealers.

          Transaction    Date      Amount of Securities
Price
           Sell           1/11/2010      30,000
3.13
          Sell           1/12/2010      20,000
3.06
          Buy            1/19/2010       2,500
3.20
          Buy            1/22/2010      12,500
3.04
          Buy            1/25/2010      20,000
3.20
          Buy            1/26/2010      10,500
3.25
          Buy            1/27/2010       7,000
3.24
          Buy            1/29/2010       3,150
3.24
          Buy            1/29/2010       3,150
3.24
          Buy            1/29/2010       1,500
3.24
          Buy             2/1/2010       3,600
3.24
          Buy             2/1/2010       8,150
3.24
          Buy             2/1/2010       3,250
3.24
          Buy             2/2/2010       1,850
3.23
          Buy             2/3/2010       5,000
3.25
          Buy             2/4/2010      35,000
3.38
          Buy             2/8/2010      16,300
3.64
          Buy             2/8/2010      24,700
3.64
          Buy             2/9/2010         625
3.65
          Sell           2/10/2010       1,500
3.38
          Buy            2/11/2010      17,500
3.68
          TransferOUT    2/12/2010         375
          TransferOUT    2/12/2010         750
          TransferOUT    2/18/2010         375
          Buy            2/24/2010      10,300
3.62
          Buy            2/24/2010      12,200
3.62
          Buy            2/25/2010      30,000
3.61
          Buy            2/26/2010       2,500
3.63
          Buy             3/1/2010       3,500
3.56
          Buy             3/2/2010       8,000
3.63
          Buy             3/3/2010      25,000
3.77


(d),(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     None.


CUSIP No. 71361F100	SCHEDULE 13D	Page 6 of 6



Item 7.   Material to be Filed as Exhibits

     None.


Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 9, 2010



Eliot Rose Asset Management, LLC


/s/ Gary S. Siperstein
______________________________
Gary S. Siperstein
Managing Member



Gary S. Siperstein


/s/ Gary S. Siperstein
______________________________
Gary S. Siperstein